

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 27, 2010

Mr. Thomas J. McCusker
Executive Vice President for Business Conduct,
        General Counsel and Secretary
*info*GROUP, Inc.
5711 South 86th Circle
Omaha, Nebraska 68127

> **Re:**   ***info*GROUP, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 001-34298**

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director